Exhibit 99.103

Vicinity Motor Corp. Announces $6+ Million Contract for 15 Vicinity™ Buses

VANCOUVER, BC – April 19, 2021 – Vicinity Motor Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity Motor”, “VMC” or the “Company”) (Formerly Grande West Transportation Group), a leading supplier of electric, CNG, gas and clean diesel buses, today announced the receipt of a new purchase order with a leading Canadian provincial public transportation provider, for 15 Vicinity™ buses for a total value of over $6.0 million.

Per the terms of the supply agreement, the transit authority will order 15 of the Company’s 30-foot Vicinity™ buses powered by compressed natural gas (“CNG”). VMC expects delivery of the buses in the first half of 2022.

“We are pleased to have secured this substantial supply agreement with one of our long term transit customers. We continue to leverage our strong brand reputation throughout the Canadian market to sell CNG buses and position ourselves for wider adoption of clean tech vehicle offerings in the future,” said William Trainer, President and Chief Executive Officer of VMC. “We will continue to strive towards expanding market adoption of our clean-burning CNG and fully electric bus lines, driving forward the transition to a more sustainable public transportation system. I look forward to continued operational execution in the months ahead, helping to create long-term value for our shareholders.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com for product details.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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